UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40490

WalkMe Ltd.
(Translation of registrant’s name into English)

1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On April 10, 2023, WalkMe Ltd. (the “Company”) furnished a Report on Form 6-K (the “Initial 6-K”) in connection with its 2023 annual general meeting of shareholders (the “2023 Annual General Meeting”), which will be held on May 15, 2023.

This Report on Form 6-K hereby clarifies that the increase to the annual base salary of Dan Adika, the Company’s Chief Executive Officer, as proposed in Proposal No. 2, as further detailed in the proxy statement attached as Exhibit 99.1 to the Initial 6-K, will be effective as of January 1, 2023, provided the shareholders approve Proposal No. 2 at the 2023 Annual General Meeting.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-257354, 333-263823 and 333-270537).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WalkMe Ltd.

Date: April 17, 2023	By:	/s/ Hagit Ynon
Hagit Ynon
Chief Financial Officer